UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made today under the Non-Executive Directors' Share Purchase Plan:-


Name of        No. of      Percentage  Price per Total Holding   Total Percentage
Director       Shares      of Issued   Share     Following       Following
               Purchased   Stock                 Notification    Notification

Lord           343         0.000043% GBP6.4877   4,432           0.00055%
Burns

Reuben         447         0.000056% GBP6.4877   15,245          0.00190%
Mark

Vernon         344         0.000043% GBP6.4877   4,287           0.00053%
Sankey

Dennis         1,147       0.00014%  GBP6.4877   168,190         0.02094%
Stevenson

Gurvirendra    1,519       0.000189% GBP6.4877   9,671           0.00120%
Talwar

Name of    No. of ADRs Percentage  Price per  Total Holding    Total Percentage
Director   Purchased   of Issued   ADR        Following        Following
                       Stock                  Notification     Notification

Susan      441         0.000055%   $12.3863   992              0.00012%
Fuhrman


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 31 March 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary